Exhibit 99.1

Contact:
Rick Stewart	Ian Garland
Chief Executive Officer	Chief Financial Officer
Amarin Corporation plc	Amarin Corporation plc
Phone: +44 (0) 20 7907 2440	Phone: +44 (0) 20 7907 2444
Email: investor.relations@amarincorp.com

AMARIN CORPORATION REPORTS FOURTH QUARTER AND YEAR-
END 2003 FINANCIAL RESULTS

Sale of Amarin Pharmaceuticals Inc, Permax, Zelapar and the primary care portfolio to Valeant Pharmaceuticals International after year-end

Settlement with Elan and refinancing of residual debt after year-end

Gain on disposal of Amarin Development AB, as previously announced

Permax charges and primary care portfolio charges

LONDON, United Kingdom, March 25th, 2004 – Amarin Corporation plc (NASDAQ: AMRN) today reported its results for the fourth quarter and year ended December 31st, 2003.

Revenues for the fourth quarter of 2003 were negative $3.1 million compared to $13.9 million for the same quarter in 2002. For the fourth quarter, the net loss was $4.4 million or $0.25 per American Depositary Share (ADS), versus a net loss of $42.8 million or $4.60 per ADS for the fourth quarter ended December 31st, 2002.  The 2003 fourth quarter net loss reflects the following charges and credits:

•                  $2.8 million charge against revenue and profit for further Permax returns and deduction liabilities;

•                  $1.6 million charge against revenue for the Primary Care Portfolio (PCP) returns liabilities;

•                  $2.8 million charge to cost of goods in respect of further Permax inventory risks;

•                  $0.8 million charge to cost of goods in respect of inventory provisions;

•                  $10.1 million charge to Selling, General and Administrative costs in respect of impairment to Permax and the PCP intangible carrying values as a result of the post year-end sale to Valeant Pharmaceuticals International; and

•                  $11.4 million gain on disposal of Amarin Development AB.

The fourth quarter 2002 included an impairment charge against Permax of $38.4 million, the benefit of a $2.1 million exchange gain and a gain on discontinued operations of $1.0 million.

For the year ended December 31st, 2003 total revenues decreased 89% to $7.4 million compared with $65.4 million for the same period in 2002. This reflects the impact of Permax and PCP charges taken in both the first and fourth quarters of 2003, the continuing impact of competition to Permax® and wholesaler de-stocking across all of Amarin’s products.

Permax sales in the fourth quarter 2003 were negative $2.7 million compared to $6.3 million in the fourth quarter 2002. In the fourth quarter 2003, new in-market inventory and in-market demand data were obtained that indicated further exposure to returns and inventory losses. Provisions totalling $2.8 million have been charged against revenue in the quarter and an additional $2.8 million was charged to cost of sales in respect of in-house inventory risks.  In total, the fourth quarter 2003 includes $5.6 million of charges related to these Permax inventory risks.

Other revenues fell to negative $0.4 million in the current quarter from $7.5 million in the same quarter of 2002.  Fourth quarter 2003 PCP sales revenue fell to negative $0.7 million from $6.0 million in the same quarter of 2002, due to $1.7 million of provisions for returns risks on the Phrenilin line in the fourth quarter 2003 and continued reductions in wholesaler inventories.

Fourth quarter 2003 revenues at Amarin Development were $0.3 million and reflect the period through disposal of October 28th, 2003, compared to $1.5 million for the whole fourth quarter 2002 period.

For the fourth quarter of 2003, total net operating expenses were $16.0 million, a decline of 67% compared with $49.1 million in the same quarter in 2002. The net decrease is primarily due to a reduction in impairment charges of $28.8 million (a $10.1 million charge in the fourth quarter 2003 compared to a $38.9 million charge in the fourth quarter of 2002), the inclusion of Amarin Development through October 28th, 2003 and the benefits of cost savings measures implemented earlier in 2003.

The gain on disposal of a subsidiary of $11.4 million arose on the previously announced disposal of Amarin Development.

Subsequent to the end of the year, Amarin announced the sale of Amarin Pharmaceuticals Inc (API) and all rights to Permax, the PCP and Zelapar, to Valeant Pharmaceuticals International.  The total consideration for this transaction was $46.0 million, of which $38 million was received in cash and the balance is to be received in two milestones upon the successful development and approval of Zelapar.  Under the terms of the transaction, Amarin remains responsible for certain inventory and development obligations that it anticipates being settled in the first and second quarters of 2004.

In addition, subsequent to the end of the year, Amarin has also announced settlement of its debt obligations with Elan from the consideration of the Valeant sale and issuing a $5 million 5-year loan note.

Because of the significant impact of the Valeant and Elan transactions on Amarin’s year-end balance sheet, set out below is a pro-forma year-end balance sheet adjusted to reflect both transactions:

	Year-end	Net assets sold (1)	Received on closing (2)	Costs and Valeant oblig’n (3)	Elan settle- ment (4)	Pro- forma
	$ million	$ million	$ million	$ million	$ million	$ million

Fixed assets	32.8	(36.4)			8.0	4.4
Current assets	5.0	(3.8)				1.2
Cash	2.1	(1.0)	38.0	(16.0)	(17.2)	5.9
Creditors < 1 year	(53.7)	15.0			35.4	(3.3)
Creditors > 1 year					(5.0)	(5.0)
Deferred tax asset	7.5				(7.5)	—

Net assets / liabilities	(6.3)	(26.2)	38.0	(16.0)	13.7	3.2

Notes:

(1)                                  Comprises the December 31st, 2003 carrying values of assets sold to Valeant, liabilities assumed by Valeant plus the carrying value of Zelapar (being one of the assets sold) after the settlement with Elan (see note (4)).

(2)                                  Reflects the cash consideration received from Valeant. This excludes two milestone payments totalling $8 million that are contingent on future events.

(3)                                  Reflects the costs of the transaction and the full estimated cash impact of settling inventory and development obligations.

(4)                                  Comprises the settlement of debt and deferred consideration obligations with Elan through the payment of $17.2 million in cash and $5 million in a five year loan note.  The deferred tax asset will be realized on settling the original Elan obligations. The settlement with Elan triggers the acquisition of all US rights to Zelapar which were subsequently sold to Valeant.  The acquisition cost reflects the value of the consideration received from Valeant.

Rick Stewart, Chief Executive Officer of Amarin commented, “We faced a number of serious challenges in 2003 including the entrance of generic competition to Permax plus delays to both Zelapar for Parkinson’s & Lax-101 for Huntington’s disease. In consequence management took the necessary action via the sale of Amarin Development for $15 million & subsequent to year-end, the sale of Amarin Pharmaceuticals Inc for $46 million. These actions, in addition to cost savings, permitted the settlement of debt obligations to Elan which were reduced from $76.5 million to $30 million during the year.”

At the current time, after the sale to Valeant and the settlement of Elan, the Company has cash sufficient to fund its operations for at least twelve months.

“Our near term focus is to maintain progress with LAX-101 for Huntington’s disease. We expect an additional U.S. Phase III clinical trial to commence in the latter part of this year that will be substantially larger than the initial study reported on in 2003. Additionally, we are seeking to identify high quality neuroscience product candidates to build our development portfolio”, concluded Rick Stewart.

Mr Stewart and Ian Garland of Amarin’s management team will participate in a conference call to discuss the quarterly results and the Company’s current plans at 10:00 AM EST March 25, 2004. The conference call can be accessed by dialling +1 800 968 7995 (tollfree) in the U.S. or +1 706 679 8403 (toll) elsewhere.

Permax® (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson’s disease.  Zelapar™ (selegiline orally disintegrating tablets), an MAO-B inhibitor, is a potential adjunct therapy for Parkinson’s disease.

Amarin Corporation plc is a specialty pharmaceutical company focused in neuroscience.  The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has a late-stage development candidate, LAX-101, a proprietary compound for Huntington’s disease.

For press release and other Company information, visit our web site at http://www.amarincorp.com

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein.  Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, the ability of the Company to continue to fund its operations and product development as well as other risks and uncertainties detailed from time to time in periodic reports.  For more information, please refer to Amarin Corporation’s Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  The Company assumes no obligation to update information on its expectations.